United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number 000-33299

DORATO RESOURCES INC.

(Translation of registrant’s name into English)

#1920 - 1188 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K/A amends and restates the Form 6-K of Dorato Resources Inc. furnished to the Securities and Exchange Commission on February 3, 2009 (the “Original Form 6-K”).  The sole purpose of this Form 6-K/A is to include certain graphic images that were inadvertently omitted from the Original Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	News Release of the Registrant dated January 29, 2009
99.2	Material Change Report of the Registrant dated February 2, 2009
1	Image Pursuant to Press Release and Material Change Report filed form 6-k on February 3, 2009
2	Image Pursuant to Press Release and Material Change Report filed form 6-k on February 3, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORATO RESOURCES INC.

By:  /s/ Michael W. Kinley

Michael W. Kinley,

Chief Financial Officer

Dated:  August 14, 2009